[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 24, 2014

VIA FEDEX AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mallinckrodt plc

Registration Statement on Form S-4

Filed May 16, 2014

File No. 333-196054

Dear Mr. Riedler:

On behalf of our client, Mallinckrodt plc (the “Company”), we are providing the Company’s response to the first of the seven comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 19, 2014, with respect to the filing referenced above (the “Letter”). We understand that Questcor Pharmaceuticals, Inc. (“Questcor”) is providing answers to questions two through seven of your Letter under separate cover simultaneously with delivery of this letter.

For the Staff’s convenience, the text of the Staff’s first comment is set forth below in bold, followed by the Company’s response.

General

1.	We note your references throughout the S-4 to the potential advantages of the merger with Questcor and the advantages relating to the acquisition of Questcor’s product, Acthar. In particular, we note the following:

•	Your disclosure on page 101 that the merger would provide a strong platform to support the expansion of Acthar into new therapeutic areas;

•	The prospective financial information on page 128 relating to patient population, market size, market share, dosing and pricing for Acthar in each of its approved indications and estimates of prospective sales; and

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 24, 2014

•	The disclosure on page 229 that the entry into the merger agreement with Questcor was driven by the 19 approved indications for Acthar, and your discussion of the acquisition of Acthar as a competitive strength on page 230.

In light of these disclosures, we believe you should also discuss the material risks relating to Questcor and Acthar that are necessary to put the disclosure in context. Specifically, address risks relating to the number of significant “adverse events” in recent years among users of Acthar and material changes in health insurers’ reimbursement policies on Acthar. In this regard, we refer you to our comments below on Questcor’s 10-K for the fiscal year ended December 31, 2013, which you incorporate by reference.

Response: In response to the Staff’s comment, the Company proposes to incorporate by reference into the above-referred Registration Statement the Current Report on Form 8-K proposed to be filed by Questcor in its letter dated as of the date hereof, which Current Report will include additions to Questcor’s “Business” and “Risk Factor” disclosure addressing, among other things, the incidence of adverse event reports in connection with the use of Acthar and the extent to which Questcor has been and could be affected by changes to health insurers’ reimbursement rates, each as further set forth in Questcor’s letter.

*        *        *

Mr. Jeffrey P. Riedler

U.S. Securities and Exchange Commission

June 24, 2014

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, combined with the responses to comments two through seven set forth in Questcor’s letter to the Staff dated as of the date hereof, has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at bmroth@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Enclosures

Cc:	Peter G. Edwards, Esq., Senior Vice President and General Counsel, Mallinckrodt plc

Joel H. Trotter, Esq., Latham & Watkins LLP

R. Scott Shean, Esq., Latham & Watkins LLP